John J. O’Brien

Partner

215.963.4969

jobrien@morganlewis.com

July 28, 2020

FILED AS EDGAR CORRESPONDENCE

Edward P. Bartz

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response letter to comments on the preliminary proxy statement of Brinker Capital Destinations Trust (File Nos. 333-214364 and 811-23207)

Dear Mr. Bartz:

On behalf of our client, Brinker Capital Destinations Trust (the “Trust”), we are responding to Staff comments regarding the Trust’s preliminary proxy statement that was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 14, 2020. The proxy statement relates to the Special Meeting of Shareholders (the “Meeting”) of the Destinations Large Cap Equity Fund, Destinations Small-Mid Cap Equity Fund, Destinations International Equity Fund, Destinations Equity Income Fund, Destinations Real Assets Fund, Destinations Core Fixed Income Fund, Destinations Low Duration Fixed Income Fund, Destinations Global Fixed Income Opportunities Fund, Destinations Municipal Fixed Income Fund and Destinations Multi Strategy Alternatives Fund (each, a “Fund,” and together, the “Funds”), each a series of the Trust, called for the purpose of soliciting shareholder approval of a new investment advisory agreement, on behalf of each Fund. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Registrant’s proxy statement.

1.	Comment. With regard to the table on the first page of the proxy statement, please review and make any corrections to the share class references.

Response. The requested change has been made.

2.	Comment. Please clarify whether the proxy is irrevocable or whether the right to revoke the proxy is limited in any way. If the proxy is revocable, please provide the applicable procedures for revocation.

Response. In response to your comment, we have clarified that the proxy is revocable at any time up until the proxy vote is cast at the Meeting and specified how a shareholder can revoke a prior proxy vote.

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If you have any questions, need any additional information or would like any clarification, please contact me at 215.963.4969

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien